Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION
Sawtek, Inc.	Florida
Sawtek Far East, Inc.	Florida
TriQuint Japan TYK	Japan
TriQuint (Shanghai) Trading Company, Ltd.	China
Sawtek Sweden AB	Sweden
TFR Technologies, Inc.	Oregon
TriQuint Hungary Holding Kft.	Hungary
Sawtek S.R.L.	Costa Rica
TriQuint Semiconductor GmbH	Germany

TriQuint Texas General Holding Company	Delaware
TriQuint Texas Limited Holding Company	Delaware
TriQuint Semiconductor Texas, LP	Texas

TriQuint Sales and Design, Inc.	Delaware

TriQuint Technology Holding Co.	Delaware

TriQuint International Holding Co.	Delaware

TriQuint Semiconductor Korea, Ltd.	Korea